UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2010

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Director/PDMR Shareholding.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated February 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: February 1, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

EXHIBIT 1.1

Director/PDMR Shareholding

RNS Number : 4758G

CSR plc

01 February 2010

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the disposal of ordinary shares of the Company

The Company announces that on 29 January 2010, Mr John Quigley, Senior Vice President, Execution Management, acquired 4,446 ordinary shares in the Company following the automatic vesting of RSU's pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 1,963 ordinary shares were sold at a price of £4.5699 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Quigley holds 2,484 ordinary shares in the Company.